Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	2003	2004	2005	2006	2007
	(in thousands)
Earnings
Income From Continuing Operations *	104,958	112,658	138,639	158,538	132,701
Fixed Charges	93,294	80,695	93,414	101,905	119,603
Distributed Income of Equity Investment	28,003	47,213	37,085	63,483	122,900
Capitalized Interest	(5,290)	(4,227)	(6,759)	(10,681)	(11,030)

Total Earnings	220,965	236,339	262,379	313,245	364,174

Fixed Charges
Interest Expense	84,250	72,053	81,861	86,171	101,223
Capitalized Interest	5,290	4,227	6,759	10,681	11,030
Rental Interest Factor	3,754	4,415	4,794	5,053	7,350

Total Fixed Charges	93,294	80,695	93,414	101,905	119,603

Ratio: Earnings / Fixed Charges	2.37	2.93	2.81	3.07	3.04

*	Excludes discontinued operations, gain on sale of assets, provision for taxes and undistributed equity earnings.